Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

December 23, 2020

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	485(a) Filing for Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of:

Eaton Vance Taxable Municipal Bond Fund (the “Fund”)

Post-Effective Amendment No. 334 (1933 Act File No. 002-90946)

Amendment No. 337 (1940 Act File No. 811-04015) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to the comments you provided telephonically to the undersigned on November 25, 2020 with respect to the Amendment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and the Registrant’s responses thereto are as follows:

1.	Comment: The Staff notes that the Fund has a policy to invest, under normal circumstances, at least 80% of its net assets in taxable municipal bonds (the “80% Policy”). Please confirm whether the Fund intends to comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) with respect to the 80% Policy and if so, please revise the 80% Policy as follows:

Under normal market circumstances, the Fund invests at least 80% of its net assets plus borrowings for investment purposes in taxable municipal bonds (the “80% Policy”).

Response: The Registrant confirms that the Fund will comply with Rule 35d-1 under the 1940 Act with respect to the Fund’s name and its 80% Policy. The Fund respectfully declines to add "plus borrowings for investment purposes" to the 80% Policy because the Fund will not borrow for investment purposes and believes that adding such disclosure may be potentially confusing to shareholders.

  Comment: The Staff notes the inclusion of the following language under “Principal Investment Strategies” in the Fund’s Prospectus, “Normally, the Fund primarily invests in obligations that, at time of purchase, are rated Baa/BBB or better by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Group, or Fitch Ratings, or if unrated, are determined by the investment adviser to be of comparable quality. The Fund may also invest in lower rated (or lower-quality unrated) obligations.” Please add language stating (i) the limit, if any, on the Fund’s investments in obligations rated below investment grade, (ii) the lowest ratings category in which the Fund may invest and (iii) that below investment-grade obligations are also known as “junk bonds” and investments in such obligations are considered to be speculative.

Response: The referenced disclosure will be revised to read as follows:

At least 65% of net assets normally will be invested in municipal obligations rated at least investment grade at the time of investment (which are those rated Baa or higher by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Group (“S&P”), or Fitch Ratings (“Fitch”) or, if unrated, determined by the investment adviser to be of at least investment grade quality. The balance of net assets may be invested in obligations rated below investment grade and in unrated obligations considered to be of comparable quality by the investment adviser (“junk bonds”). The Fund will not invest more than 10% of its net assets in obligations rated below B or in unrated obligations considered to be of comparable quality by the investment adviser.

  Comment: Disclosure under “Principal Investment Strategies” in the Prospectus states that the Fund will normally invest primarily in obligations with a maturity of 5 years of more, but may acquire municipal obligations or other debt obligations with shorter maturities or that are subject to shorter call provisions. Please add disclosure specifying the Fund’s strategy with respect to duration, if any.

Response: The Fund does not seek to maintain a specific average portfolio duration as a principal investment strategy and therefore respectfully declines to add disclosure in response to this comment.

  Comment: Please confirm that the Annual Fund Operating Expenses table does not require a line item for Acquired Fund Fees and Expenses.

Response: The Registrant so confirms.

5.	Comment: Please confirm supplementally how much the Fund expects to invest in hedge funds and/or private equity funds that rely on the exception from registration as investment companies contained in section 3(c)(1) or 3(c)(7) of the 1940 Act.

Response: The Registrant supplementally confirms that the Fund does not expect to invest in hedge funds and/or private equity funds that rely on the exception from registration as investment companies contained in section 3(c)(1) or section 3(c)(7) of the 1940 Act.

6.

Comment: The Staff notes the inclusion of the following disclosure under “Principal Investment Strategies” in the Prospectus, “The portfolio manager may also consider financially material environmental, social and governance factors when evaluating an issuer. These considerations may be taken into account alongside other factors in the investment selection process.”

Please confirm whether the consideration of ESG factors in making investment decisions is a principal investment strategy for this Fund. If so, please provide additional detail regarding how the Fund evaluates an investment’s ESG characteristics, including the percentage of the Fund’s assets subject to ESG criteria, and consider whether the addition of ESG-specific risk disclosure to the “Principal Risks” section of the Prospectus would be appropriate. If the consideration of ESG factors is not a principal investment strategy for this Fund, please remove the referenced disclosure.

Response: The Registrant notes that, although the consideration of financially material ESG factors is a principal investment strategy, the Fund is not an ESG-themed fund. The use of financially material ESG factors in the security selection process is one component among many factors that may be integrated into the Fund’s principal investment strategies and the research process available to funds advised by the Fund’s Adviser and its affiliates.

The Registrant further notes that, while the potential positive or negative effects of financially material ESG factors may be considered as one of many factors in the Adviser’s research process for the Fund in connection with risk assessments, the Fund does not focus on any particular ESG issue and does not screen, for inclusion or exclusion, securities or issuers based on these factors. The Adviser’s analysis of financially material ESG factors is based on proprietary research used by the Adviser and its affiliates, and is not directly drawn from any index or third party organization. The Registrant does not therefore believe that the addition of ESG-specific risk disclosure would be appropriate.

7.	Comment: Please add disclosure under “Investment Objective and Principal Policies and Risks” in the Prospectus stating (i) the Fund’s investment objective, (ii) whether the Fund’s investment objective may be changed without shareholder approval and (iii) that the Fund’s 80% Policy may not be changed without 60 days’ notice to shareholders in accordance with Rule 35d-1 under the 1940 Act.

Response: The Registrant notes that a cross reference to the Fund’s investment objective as stated in the Fund Summary is included in the first paragraph under “Investment Objective and Principal Policies and Risks,” and that the following disclosure is included under “General” in “Investment Objective and Principal Policies and Risks”:

The Fund’s 80% Policy will not be changed unless shareholders are given at least 60 days’ advance written notice of the change. Unless otherwise stated, the Fund's investment objective and certain other policies may be changed without shareholder approval. Shareholders will receive 60 days' advance written notice of any material change in the investment objective.

8.	Comment: Please add disclosure regarding the Fund’s buy-sell strategy to “Investment Objective and Principal Policies and Risks” pursuant to Item 9(b)(2) of Form N-1A.

Response: The Fund notes the inclusion of the following language under “Credit Risk” and “Tax-Sensitive Investing Risk” under “Investment Objective and Principal Policies and Risks” regarding certain criteria the Fund considers in making buy-sell decisions:

Credit Risk. […] In evaluating the quality of a particular instrument, the investment adviser (or sub-adviser, if applicable) may take into consideration, among other things, a credit rating assigned by a credit rating agency, the issuer’s financial resources and operating history, its sensitivity to economic conditions and trends, the ability of its management, its debt maturity schedules and borrowing requirements, and relative values based on anticipated cash flow, interest and asset coverage, and earnings prospects.

[…]

For purposes of determining compliance with the Fund’s credit quality restrictions, if any, the Fund’s investment adviser (or sub-adviser, if applicable) relies primarily on the ratings assigned by credit rating agencies but may, in the case of unrated instruments, perform its own credit and investment analysis to determine an instrument’s credit quality.

Tax-Sensitive Investing. The Fund may hold a security to achieve more favorable tax-treatment or sell a security to create tax losses. The Fund’s ability to utilize various tax-management techniques may be curtailed or eliminated by tax legislation or regulation.

9.	Comment: Please add disclosure regarding the Fund’s use of temporary defensive strategies, if applicable, to “Investment Objective and Principal Policies and Risks” as required by Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The Fund notes the inclusion of the following language under “Cash and Money Market Instruments” in “Investment Objective and Principal Policies and Risks” in the Prospectus:

During unusual market conditions, the Fund may invest up to 100% of its assets in cash or money market instruments temporarily, which may be inconsistent with its investment objective(s) and other policies.

10.	Comment: Please confirm compliance with the FAST ACT requirements, which includes hyperlinks to documents which are incorporated by reference in the filing.

Response: The Registrant so confirms.

11.	Comment: Under “Proxy Voting Policy” on page 17 of the Fund’s Statement of Additional Information (“SAI”), please add disclosure addressing the Fund’s approach to ESG issues with respect to proxy voting, if applicable.

Response: The Registrant notes that the Fund will not invest in equity securities and as such, will not typically be required to vote proxies with respect to its investments. Additionally, the following disclosure is included in Appendix G of the SAI regarding the voting of proxies relating to social and environmental issues:

The Advisers will vote social and environmental proposals on a “case-by-case” basis taking into consideration industry best practices and existing management policies and practices.

12.	Comment: The Staff notes that Rule 483(b) under the Securities Act states that “[I]f the name of any officer signing on behalf of the registrant, or attesting the registrant's seal, is signed pursuant to a power of attorney, certified copies of a resolution of the registrant's board of directors authorizing such signature shall also be filed as an exhibit to the registration statement.” Please confirm that such certified copies of the board resolution authorizing the signature of the Registrant’s president will be filed as an exhibit to a subsequent amendment to the Fund’s registration statement.

Response: The Registrant confirms that such certified copies of the referenced board resolution were filed as Exhibit (q)(2) to Post-Effective Amendment No. 235 of Eaton Vance Growth Trust, filed with the SEC on December 23, 2020 and will be incorporated by reference to the Fund’s subsequent amendment to its registration statement.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6573.

Very truly yours,

/s/ Sarah H. McLaughlin

Sarah H. McLaughlin, Esq.

Assistant Vice President